Attachment 77J

	Distribution to shareholders, which are determined in accordance with federal income tax regulations, which may differ from the generally accepted accounting principles, are recorded on the ex-dividend date. In order to present undistributed net investment income and accumulated net realized gains (losses) on the statement of assets and liabilities that more closely represent their tax character, certain adjustments have been made to paid-in capital, undistributed net investment income and accumulated net realized gain (loss) on investments. For the year ended December 31, 2001, the adjustments were to decrease accumulated net realized loss on investments by $25,168,359, increase distributions in excess of net investment income by $4,016,648 and decrease paid-in capital by $21,151,711 primarily due to expiring capital loss carryforward and foreign currency losses realized and recognized during the year ended December
31, 2001. Net investment income, net realized losses and net assets were not affected by this change.